July 29, 2008

Ivy Wafford Duke, Esquire
4550 Montgomery Avenue
Suite 1000N
Bethesda, MD 20814

Re: Calvert SAGE Fund ("Fund" or "Registrant")
       File numbers 333-152031; 811-22212

Dear Ms. Duke:

       We have reviewed the registration statement on Form N-1A for the Fund filed on
June 30, 2008. The registration statement registers shares of one initial series, Calvert
Global Water Fund™ ("Series"). Based on our review of the registration statement, we
have the following comments. The captions we use correspond to the captions the Fund
uses in its registration statement.

Prospectus

       General

1. Please explain the reference to "Calvert Solutions Fund." Also, please disclose why
    the word "SAGE" is used in the name of the Fund, i.e., is it an acronym or is there
    any relevance to its use?

2. Pursuant to Rule 35d-1 under the Investment Company Act of 1940, please include
    disclosure regarding how the Series intends to address the use of the word "Global" in
    the Fund's name.

       Principal Investment Strategies

3. Please explain how the Series' definition of a non-U.S. company, which proposes to
    rely upon where a company is organized or where it shares are principally
    traded, adequately ties the company economically to a particular country or region,
    for purposes of Section 35(d) and Rule 35d-1. Also, please disclose what is meant by
    "involved" in water related services or technologies.

4. Please advise the staff whether the companies included in the water indices meet the 50% test, and if not, what percentage they derive from water.

5. Please disclose whether the securities convertible into common stock are debt. Also, with respect to debt securities, please disclose the credit quality.

6. Please disclose whether the water indices are in the U.S. or global emerging sector.

7. Please define "Advisor" and "Subadvisor" prior to using those terms. Also, please clarify references to Calvert – are you referring to the Fund or to Calvert Asset Management Company?

8. Please disclose what is meant by a wide range of companies and "other enterprises," and explain how the investments may "reinforce progress that may be underway."

9. Please clarify how the Subadvisor decides the companies, including those in water indices, in which to invest. Also, please disclose the expected rate of active trading turnover.

   Principal Risks

10. Please clarify that the Series will invest in companies included in the water indices, versus in "stock markets."

11. Given that they are not disclosed in the Principal Investment Strategies section, please disclose why the principal risks include investments in warrants, convertible securities, and leveraged transactions.

12. Please expand the risk discussion to include, if appropriate, the debt quality of investments. Also, if applicable, state the lowest permissible investment grade of an investment and any associated risks.

   Fees and Expenses

13. Please confirm to the staff that the Series may not invest in other investment companies, or the estimated expense ratio for such investments is one basis point or less, and thus, there is no line item in the fee table to reflect any acquired fund expenses and fees.

14. Please remove the note following the line item titled Redemption Fee -- footnote 3 already contains the information.

15. Please advise the staff why the "Other Expenses" are so different, given the 12b-1 fees.

16. Please disclose that "Other Expenses" in the fee table is the gross amount or the amount before any expense offset.

17. Please confirm to the staff that "material" in the context of earned credits means less than one basis point.

18. Given that a charge of $5 may be imposed on wire transfers of less than $1,000, please add this disclosure to a footnote to the fee table

     Investment Strategies and Risks

19. Given that they are not used in the "Key to Table," please remove the Keys titled "8" and "NA," or explain why they are necessary. Also, please disclose whether the percentage limits are self imposed limitations.

20. Please confirm that "junk" bonds and mortgage –backed securities are discussed in the SAI.

21. Please clarify that the risks listed in the "Glossary of Certain Investment Risks" are risks of investing in the Series.

     How to Buy Shares

22. Please disclose under what circumstances a purchase made through a Registered Investment Advisor will not incur sales charges.

Statement of Additional Information

23. Please inform the staff in your response letter the basis of the research agreements between the Series and Consultants. Also, please describe the material terms of the agreements.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on financial statements and exhibits added in any pre-effective amendments.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date. If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6985.

Sincerely,

Valerie J. Lithotomos
Senior Counsel